Exhibit 99.3

Memorandum to Clients

[Client],

This morning, we announced that we reached an agreement for Oracle to acquire Cerner. With Cerner’s expertise and mission to build tools to help caregivers and improve the health of patients, and Oracle’s world-class technology, infrastructure and resources – together, we believe we can more quickly realize the promise of our work with the care delivery tools that get information to the right caregivers at the right time.

Until the transaction closes, which we expect to occur in 2022, subject to certain regulatory approvals and other closing conditions, we will continue to operate as separate companies. Importantly, we remain committed to our work with you and will continue to support you as we are doing today.

Today’s news reinforces the importance of our focus to support our clients and serve caregivers and our community to enable better care for patients. We have a lot of work ahead and we believe Oracle will help accelerate this work and increase our impact. As a dedicated Industry Business Unit within Oracle, we will have more capabilities and resources to reimagine caregiver experiences and build reliable, intuitive and useful tools that can help improve patient care and outcomes, while reducing complexity. Furthermore, both companies have reinforced our commitment to not only protect the investments you have made in our solutions but, after the closing of the transaction, to work together to enhance our capabilities and improve client value over time as more modern and connected technologies are made available.

All of us at Cerner are thrilled to begin our next chapter with Oracle, and we are confident that together we will be able to better support you, your caregivers and the patients you serve.

Thank you for your ongoing support and partnership. For more information, we have created this FAQ and I encourage you to read the official press release issued this morning. My team is here to answer any questions you may have.

David

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Cerner, including statements that involve risks and uncertainties concerning Oracle’s proposed acquisition of Cerner, anticipated customer benefits and general business outlook. When used in this document, the words “can”, “will”, “expect”, “opportunity”, “promises”, “goal” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Oracle or Cerner, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, the possibilities that the transaction will not close or that the closing may be delayed, that the anticipated synergies may not be achieved after closing, and that the combined operations may not be successfully integrated in a timely manner, if at all; general economic conditions in regions in which either company does business; the impact of the COVID-19 pandemic on how Oracle, Cerner and their respective customers are operating their businesses and the duration and extent to which the pandemic will impact Oracle’s or Cerner’s future results of operations; and the possibility that Oracle or Cerner may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Cerner.

In addition, please refer to the documents that Oracle and Cerner, respectively, file with the U.S. Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause Oracle’s and Cerner’s respective operational and other results to differ materially from those contained in the forward-looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except as required by law, neither Oracle nor Cerner is under any duty to update any of the information in this document.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Oracle will commence a tender offer for the outstanding shares of Cerner. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cerner, nor is it a substitute for the tender offer materials that Oracle and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Oracle and its acquisition subsidiary will file tender offer materials on Schedule TO, and Cerner will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Cerner common stock are urged to read these documents carefully when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Cerner common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Cerner at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Oracle and Cerner file annual, quarterly and special reports and other information with the SEC, which are available at the website maintained by the SEC at http://www.sec.gov.